UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No. 001-33580

GALIANO GOLD INC.
(Translation of registrant's name into English)

Suite 1640, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits 99.1 and 99.2 included with this report are hereby incorporated by reference as exhibits to the registrant's registration statement on Form F-10 (File No. 333-288285) (the "Registration Statement"), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024

99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2025 and 2024

99.3	CEO certification of interim filings

99.4	CFO certification of interim filings

99.5	News release dated November 6, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALIANO GOLD INC.

/s/ Matthew Freeman

Matthew Freeman
Chief Financial Officer

Date: November 6, 2025